RICHARDSON & PATEL LLP

10900 Wilshire Boulevard

Suite 500

Los Angeles, California 90024

Telephone (310) 208-1182

Facsimile (310) 208-1154

May 5, 2005

Ms. Cicely Luckey, Branch Chief

United States Securities and Exchange Commission

Mail Stop 0409

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Ableauctions.com, Inc.

Our File No.:  1608-001

Dear Ms. Luckey:

Richardson & Patel LLP is assisting Ableauctions.com, Inc. (the “Company”) with the response to the Commission’s letter dated April 26, 2005.  Set forth below are the Company’s responses to the Commission’s comments.

COMMENTS TO ANNUAL REPORT FILED ON FORM 10-KSB FOR THE PERIOD ENDED DECEMBER 31, 2004

Financial Statements and Notes

Note 2 – Significant Accounting Policies

1.  Marketable Securities.  The Company has $8.4 million in marketable securities.  Explain the nature of the marketable securities, the amount of each type of security held and your intent with regards to these marketable securities in accordance with SFAS 115.

The Company has included a chart with this response that details the marketable securities it holds.  The Company intends to continue to derive income from its securities for the foreseeable future.  The income is used, as necessary, to support and expand the Company’s operations.  The Company may liquidate the securities in the future if an opportunity, such as an acquisition or capital investment, is deemed to be in its best interests.

The Company accounts for its trading securities in accordance with FAS 115, which governs the accounting for all debt and equity securities that have a readily determinable fair value.  Since the Company actively and frequently buys and sells marketable securities to realize short-term profits, the securities are classified as trading securities.  These securities are carried on the Company’s balance sheet at fair value as current assets.  Any interest, dividends, realized gains and losses, and unrealized gains and losses or changes in fair value are included in income from continuing operations.  The Company will continue this policy of recognizing the marketable securities as trading securities until such time that an investment or acquisition opportunity arises.

2.  Revenue Recognition.  For each type of revenue, please advise us if you are recognizing the amounts gross or net in accordance with EITF 99-19.  For auction and liquidation activities, are you recording the entire sale of merchandise within revenue with a corresponding cost of sale, or are you recording the net amount retained?  What portion of revenue is included in sales versus commission in your statement of operations?  Lastly, what expenses are included in your cost of revenue?

In accordance with EITF 99-19 – Reporting Revenue Gross as a Principal versus Net as an Agent, the Company records its revenue, gross or net, depending upon the type of transaction from which it is derived.

As explained in Note 2(m) of the Company’s audited financial statements, the Company only records as net the revenue it receives from Internet live-auctioneering activities.  A component of the Company’s business activities is enabling auction houses to conduct auctions in real time over the Internet.  For this service the Company receives a commission based on the final sale amount.

The Company also operates a liquidation business that sells the acquired goods either in one of its outlets or through its agents, or over the Internet.  The Company recognizes the gross amount of these sales and the corresponding cost of sales, as it typically takes ownership of these goods prior to their sale.  The only expenses that are included in cost of revenues are the actual costs incurred to acquire the goods that are sold.  The Company does not include any part of the overhead or salaries associated with operating the business.  Sales are comprised of the Company’s merchandise, which makes up approximately 92% of sales and sales from the Company’s Internet live-auction business, from which it receives only a commission, which makes up approximately 8% of sales.

Note 6 –Property and Equipment.  The Company has exercised an option to purchase property that was being leased at a discounted rate.  If the option to purchase was at a bargain, supplementally discuss how the Company considered paragraph 7 of SFAS 13 in classifying this lease.

The Company leased its corporate headquarters from a related party.  (See Note 14 of the audited financial statements.)  Although the lease was paid at a slight discount to the market, it did not qualify as a capital lease pursuant to FAS 13.  In order for the lease to qualify as a capital lease it must satisfy at least one of the criteria mentioned in paragraph 7 of FAS 13, namely, the lease must (1) transfer ownership of the property at the end of the lease term; (2) contain a bargain purchase option; (3) have a term equal or greater than 75% or more of the economic life of the leased property; or (4) have a present value at the beginning of the lease term of the minimum lease payments equal to or greater than 90% of the market value of the leased property.

The lease did not meet any of the criteria mentioned above.  There was no bargain purchase option, there was no mechanism for the transfer of ownership of the building at the end of the lease, the lease was of short term duration and consequently, not greater than 75% of the economic life of the property, and the present value of the minimum lease payments was not greater than 90% of the market value of the building.  Accordingly, the lease of this particular property was accounted for as an operating lease.

Note 7 – Discontinued Operations.  Advise us how you determined the abandonment of the ANO Office Automation operations qualified for discontinued operations treatment under SFAS 144.  How did you evaluate whether the revenue stream you will receive for the next two years would not constitute significant continuing involvement?  Further, how did you determine ANO represented a component of an entity?

Included in Note 7 of the Company’s audited financial statements is its presentation of the sale of one component of its business, operated as ANO Office Automation (“ANO”).  ANO was a self-contained business component that sold, serviced and maintained computer and network services primarily to large institutional customers.  This business was maintained in a separate location and employed different personnel apart from the Company’s main business.  Rapid Fusion Technologies, Inc. purchased ANO as a stand-alone business approximately 5 years ago, which was prior to the Company’s acquisition of Rapid Fusion Technologies, Inc.

The Company determined that it was very difficult to realize positive earnings from the business of ANO as the margins on computers and networking continue to fall.  The Company decided to either sell or abandon the business, and abandoned it in September 2004.  Because it was a self-contained operating segment, completely separate from the Company’s business activities and operations, the Company reported its sales and costs of sales as discontinued operations.

In accordance with FAS 144, the Company determined that ANO was a component, rather than a segment, because it was housed in a separate building, its earnings, cash flows and accounting were separate from the Company’s, and its operations were distinguishable from the Company’s operations.  Over the next two years, there will not be any revenue from ANO and the Company will have no continuing involvement with it.

The Company acknowledges in making this response that:

(i)

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(iii)

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any further comments you may have in response to matters referred to in this letter.

Very truly yours,

RICHARDSON & PATEL LLP

By:/s/ Mary Ann Sapone

      MARY ANN SAPONE